UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Akoustis Technologies, Inc.

(Exact name of registrant as specified in charter)

Delaware	001-38029	33-1229046
(State or other jurisdiction of incorporation)	(Commission file number)	(IRS Employer Identification Number)

9805 Northcross Center Court, Suite A, Huntersville, NC	28078
(Address of principal executive offices)	(Zip Code)

Jeffrey B. Shealy, Chief Executive Officer

(704) 997-5735

(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒   Rule 13p-1 under the Securities Exchange Act (17CFR240.13p-1) for the reporting period from January 1 to December 31, 2017.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

This filing is being made by Akoustis Technologies, Inc. (“Akoustis” or the “Company”) for the calendar year January 1 to December 31, 2017 (the “Reporting Period”) in accordance with Rule 13p-1 under the Securities Exchange Act of 1934 and Form SD (collectively, the “Conflict Minerals Rule”). Consistent with the Conflict Minerals Rule, as used herein, “Conflict Minerals” are tin (cassiterite), tungsten (wolframite), tantalum (columbite-tantalite or coltan) and gold.

Akoustis determined that Conflict Minerals are used in certain materials contained in the radio frequency filter products, amplifiers and other products that the Company manufactures for its customers or for third parties under its foundry services business. These Conflict Minerals are necessary to the functionality or production of these products.

As required by the Conflict Minerals Rule, Akoustis has conducted a “reasonable country of origin inquiry” (“RCOI”) to determine whether any of the Conflict Minerals in its products originated in the Democratic Republic of the Congo or its adjoining countries (the “Covered Countries”) or are from recycled or scrap sources. In conducting the RCOI, Akoustis identified the vendors of any such Conflict Minerals and requested them to complete a Conflict Minerals Reporting Template (“CMRT”) as developed by the Responsible Minerals Initiative (“RMI”), an initiative of the Responsible Business Alliance and Global e-Sustainability Initiative, concerning the absence or possible presence of Conflict Minerals, in the products they supplied to us.

All of the smelters identified by the vendors in the CMRT responses are listed by RMI as compliant with the RMI Responsible Minerals Assurance Process assessment protocols. Accordingly, the Company has in good faith concluded that it has no reason to believe that, during the Reporting Period, Conflict Minerals necessary for the functionality or production of the Company’s products may have originated in the Covered Countries. As a result, the Company believes that, pursuant to the Conflict Minerals Rule, a Conflict Minerals Report, as defined thereunder, is not required for the Covered Period.

This information is publicly available on our website at www.akoustis.com.

Section 2 – Exhibits

Item 2.01 Exhibits

Not Applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Akoustis Technologies, Inc.

Dated: May 30, 2018	By:	/s/ Jeffrey B. Shealy
Name: Jeffrey B. Shealy
Title: Chief Executive Officer